Press Release

CAE reports first quarter fiscal 2027 results
•Revenue of $1,173.4 million vs. $1,098.6 million in prior year, up 6.8% year-over-year
•EPS of $0.10 vs. $0.18 in prior year and adjusted EPS(1) of $0.26 vs. $0.26 in prior year
•Free cash flow(1) of $104.0 million and net debt-to-adjusted EBITDA(1) of 2.27x
•Adjusted order intake(1) of $1,289.6 million and a book-to-sales(1) ratio of 1.10x
•On track for the transformation targets, including $125 million to $150 million annual transformation run-rate savings(1) by fiscal 2030
•Fiscal 2027 outlook unchanged
Montreal, Canada, August 12, 2026 - (Nasdaq: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported its financial results for the fiscal first quarter ended June 30, 2026. For more information, please refer to the annex for first quarter fiscal 2027 available at cae.com/investors.

"We started fiscal 2027 with solid first quarter performance and continued progress across our transformation workstreams," said Matthew Bromberg, CAE's President and CEO. “Q1 results were aligned with our plans. Civil revenues were up 5.6% year-over-year, though profitability was down, as expected. Strong performance in business aviation and improving utilization trends were offset by higher costs, a lower contribution from Civil products and impacts from the Middle East conflict. Defense delivered another strong quarter with revenues up 8.3% and continued year-over-year adjusted segment operating income margin expansion.

During the quarter, we advanced several strategic partnerships with global defence OEMs that meaningfully expand our long-term opportunity set and support our growth ambitions. Additionally, we generated strong cash flow enabling us to further bolster our balance sheet, invest in growth and our transformation and return cash to shareholders. Our fiscal 2027 outlook remains unchanged.

Our transformation plan advanced across all three priorities: portfolio, capital discipline and operational performance. Our review of strategic alternatives for Flightscape is progressing well and is generating strong interest. Our Civil training network rationalization is on track to achieve our goals for fiscal 2027 and beyond. This includes closing between 4 and 6 Civil training centers, concentrating revenue across a leaner footprint and cost base. We are focused on maximizing customer retention through this transition, driving meaningful cost savings through improved labor productivity and reducing our global square footage. Supporting these priorities is a continued emphasis on accountability, performance and execution. The executive compensation changes outlined in our proxy circular reinforce that focus by aligning incentives with long-term shareholder value.

First quarter results keep us on plan to deliver materially stronger performance and sustained value creation over time, positioning CAE as a growth company operating in attractive end-markets that is poised to generate stronger free cash flow, higher returns on invested capital, expanding margins, and a flexible, resilient capital structure."

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the “Non-IFRS and other financial measures” section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Consolidated results for Q1 fiscal 2027
First quarter fiscal 2027 revenue was $1,173.4 million, compared to $1,098.6 million in the first quarter last year. First quarter EPS was $0.10 compared to $0.18 last year. Adjusted EPS in the first quarter was $0.26, compared to $0.26 last year.

Operating income this quarter was $86.8 million (7.4% of revenue(1)). This compares to $133.8 million (12.2% of revenue) last year. This period's operating income included restructuring costs of $48.3 million. Last year's operating income included executive management transition costs of $14.0 million. First quarter adjusted segment operating income was $156.6 million (13.3% of revenue(1)) compared to $169.3 million (15.4% of revenue) last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)	Q1-2027	Q1-2026	Variance %
Revenue	$1,173.4	$1,098.6	6.8%
Operating income	$86.8	$133.8	(35.1%)
Adjusted segment operating income(1)	$156.6	$169.3	(7.5%)
As a % of revenue(1)%	13.3%	15.4
Net income attributable to equity holders of the Company	$31.0	$57.2	(45.8%)
Earnings per share (EPS)	$0.10	$0.18	(44.4%)
Adjusted EPS(1)	$0.26	$0.26	—%
Adjusted order intake(1)	$1,289.6	$1,122.8	14.9%
Adjusted backlog(1)	$19,192.3	$19,484.1	(1.5%)
(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the “Non-IFRS and other financial measures” section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Civil Aviation (Civil)
First quarter Civil revenue was $641.6 million vs. $607.7 million in the first quarter last year. Operating income was $61.5 million (9.6% of revenue) compared to $99.4 million (16.4% of revenue) in the same quarter last year. Adjusted segment operating income was $106.1 million (16.5% of revenue) compared to $123.0 million (20.2% of revenue) in the first quarter last year. The decrease in adjusted segment operating income was mainly due to higher selling, general and administrative expenses, including credit-related charges on financial assets, a lower contribution from simulator sales and lower profitability in our joint ventures primarily due to impacts in the Middle East. The decrease was partially offset by a higher contribution from business training services, driven by higher utilization. During the quarter, Civil delivered 8 full-flight simulators (FFSs) and first quarter Civil training centre utilization was 72.2%.

During the quarter, Civil signed training solutions contracts valued at $837.7 million for a range of long-term commercial and business aviation training agreements, including 6 FFS sales.

The Civil book-to-sales ratio(1) was 1.31 times for the quarter and 1.07 times for the last 12 months. The Civil adjusted backlog at the end of the quarter was $8.5 billion.

Summary of Civil Aviation results
(amounts in millions)		Q1-2027	Q1-2026	Variance %
Revenue		$641.6	$607.7	5.6%
Operating income		$61.5	$99.4	(38.1%)
Adjusted segment operating income		$106.1	$123.0	(13.7%)
As a % of revenue	%	16.5%	20.2
Adjusted order intake		$837.7	$511.4	63.8%
Adjusted backlog		$8,502.3	$8,379.8	1.5%

Supplementary non-financial information
Simulator equivalent unit		319	319	—%
FFSs in CAE’s network		375	373	0.5%
FFS deliveries		8	8	—%
Utilization rate	%	72.2%	68.8	4.9%

Defense and Security (Defense)
First quarter Defense revenue was $531.8 million vs. $490.9 million in the first quarter last year. Operating income was $25.3 million (4.8% of revenue) compared to $34.4 million (7.0% of revenue) in the same quarter last year. Adjusted segment operating income was $50.5 million (9.5% of revenue), compared to $46.3 million (9.4% of revenue) in the first quarter last year. The increase in adjusted segment operating income was mainly due to higher profitability and activity on our contracts in North America, as well as the realization of program efficiencies from the completion of key program milestones, partially offset by higher selling, general and administrative expenses related to increased bid and proposal activity.

Defense booked orders for $451.9 million this quarter for a book-to-sales ratio of 0.85 times. The ratio for the last 12 months was 1.01 times. The Defense adjusted backlog, including unfunded contract awards and CAE’s interest in joint ventures, at the end of the quarter was $10.7 billion.

Summary of Defense and Security results
(amounts in millions)		Q1-2027	Q1-2026	Variance %
Revenue		$531.8	$490.9	8.3%
Operating income		$25.3	$34.4	(26.5%)
Adjusted segment operating income		$50.5	$46.3	9.1%
As a % of revenue	%	9.5%	9.4
Adjusted order intake		$451.9	$611.4	(26.1%)
Adjusted backlog		$10,690.0	$11,104.3	(3.7%)

Additional financial highlights

Summary of additional financial highlights
(amounts in millions)	Q1-2027	Q1-2026	Variance %
Net cash provided by (used in) operating activities	$175.1	$(15.3)
Free cash flow(1)	$104.0	$(134.7)
Capital expenditures	$51.7	$106.9	(51.6%)
Adjusted return on invested capital (ROIC)(1)%	7.5%	7.8
Net debt-to-adjusted EBITDA(1)	2.27	2.75

Net finance expense this quarter was $45.5 million, down from $54.6 million in the first quarter last year. The year-over-year decrease was mainly due to lower finance expense on long-term debt due to a decreased level of borrowings during the period.

Income tax expense this quarter amounted to $8.7 million, representing an effective tax rate of 21.1%, compared to 24.0% for the first quarter last year. The adjusted effective tax rate(1), which is the income tax rate used to determine adjusted net income(1) and adjusted EPS, was 23.4% this quarter compared to 24.3% in the first quarter of last year. The decrease in the adjusted effective tax rate was mainly attributable to the change in the mix of income from various jurisdictions.

Net cash provided by (used in) operating activities was $175.1 million for the quarter, compared to negative $15.3 million in the first quarter last year. Free cash flow(1) was $104.0 million for the quarter compared to negative $134.7 million in the first quarter last year. The increase was mainly due to a higher contribution from non-cash working capital and lower capital expenditures.

Capital expenditures(1) totaled $51.7 million this quarter compared to $106.9 million in in the first quarter of fiscal 2026.

Net debt(1) at the end of the quarter was $2,646.2 million for a net debt-to-adjusted EBITDA(1) of 2.27 times. This compares to net debt of $2,681.8 million and a net debt-to-adjusted EBITDA of 2.29 times at the end of the preceding quarter.

Adjusted return on invested capital(1) was 7.5% this quarter compared to 7.6% last quarter and 7.8% in the first quarter last year.

During the quarter, CAE repurchased and cancelled a total of 1,107,279 common shares under its normal course issuer bid (NCIB), at a weighted average price of $35.26 per common share for a total consideration of $39.0 million.

Fiscal 2027 outlook

Fiscal 2027 is an execution year, defined by actions underway to reshape the business.

The total cost of the transformation plan is anticipated to be approximately $200 million to $250 million, with approximately $100 million arising from non-cash charges. Of the total cost, $48 million was incurred in the first quarter of fiscal 2027, bringing the total costs incurred to date to $133 million. The majority of the balance is expected to be incurred in fiscal 2027.

The company's fiscal 2027 outlook remains unchanged and continues to exclude divestitures, acquisitions or new joint ventures.

Fiscal 2027 consolidated financial outlook
Revenue	Low-single digit percentage growth
Adjusted segment operating income margin(1)	14.6% to 15.1%
Adjusted EPS(1)	$1.21 to $1.28
Cash conversion rate(1)	85% to 95%

In fiscal 2027, management expects consolidated revenue to increase by a low-single digit percentage, with Civil revenue expected to be flat to slightly down and Defense expected to grow at a mid-single digit rate.

On a consolidated basis, management expects fiscal 2027 adjusted segment operating income margin(1) to be 14.6% to 15.1%. This outlook reflects the combined effect of continued margin expansion in Defense, temporarily lower profitability in Civil, transformation-related actions, temporary cost inefficiencies associated with network rationalization and relocations, and elevated investment levels intended to support stronger long-term performance, with benefits expected to build progressively over time.

In Defense, CAE expects continued growth and increased profitability, supported by strong demand and adjusted backlog conversion. In Civil, performance is expected to remain below prior levels, reflecting ongoing softness in the civil aviation training market, softer demand for products, and the impact of optimization actions currently underway.

Ongoing geopolitical uncertainty in the Middle East is affecting CAE's operations and customers in the region. Currently, the Company is experiencing operational and financial impacts associated with the conflict and undertaking mitigation actions, including the redeployment of certain training activities within its global network. Our outlook assumes that our actions continue to be effective and we are able to largely mitigate these impacts for the balance of fiscal year 2027. Intensification of the conflict or a further deterioration in regional conditions, including sustained increases in fuel prices, broader effects on airline activity, customer operations, or supply chains, could result in additional pressure on performance.

This outlook is provided as at August 12, 2026, to assist analysts, investors and shareholders in forming their respective views on CAE’s expected performance for the fiscal year ending March 31, 2027. This outlook constitutes forward-looking information and is based on multiple estimates and assumptions, including those set out in the “Forward-Looking Statements” section below, and are subject to the risks and uncertainties summarized therein. As such, the reader is cautioned that using this information for other purposes may be inappropriate and these measures are subject to change as conditions evolve and actual results may differ, and such differences may be material. The Company cautions that the assumptions used to prepare the outlook could prove to be incorrect or inaccurate.

(1) This section of this press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures, and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the “Non-IFRS and other financial measures” section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our fiscal 2027 consolidated financial outlook, long-term transformation plan targets to fiscal 2030, transformation costs and savings, vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demand for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of August 12, 2026 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after August 12, 2026. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2027 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the ongoing military conflicts in the Middle East and the rapidly evolving trade and tariff environment, customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives, transformation plans or operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute on the opportunities identified as part of our transformation plan to simplify our structure, sharpen our focus and strengthen execution, and the realization of the expected strategic, financial and other benefits of our multi-year transformation plan in the timeframe anticipated and at expected cost levels. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Forward-looking statements relating to the transformation plan targets to fiscal 2030 are also based on the assumptions underlying management's long-term targets disclosed as part of the transformation plan set out in CAE's press release dated May 21, 2026, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to Section 9 “Business risk and uncertainty” of our MD&A for the year ended March 31, 2026 available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2026 and MD&A for the three months ended June 30, 2026, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). In addition, forward-looking statements relating to the transformation plan targets to fiscal 2030 are subject to the material risks and uncertainties underlying management’s long-term targets disclosed as part of the transformation plan set out in CAE’s press release dated

May 21, 2026, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section “Reconciliations and Calculations of this press release”.

Changes to non-IFRS measures
As announced in May 2026, we revised the composition of certain non-IFRS measures in the first quarter of fiscal 2027:
–Adjusted segment operating income was revised to exclude the amortization of acquisition-related intangible assets; and
–Adjusted net income was revised to exclude the amortization of acquisition-related intangible assets; which also impacts the determination of adjusted EPS.

In addition, we refined the measurement of simulator utilization rates, full-flight simulators (FFSs) in CAE's network and Simulator equivalent unit (SEU), which are no longer adjusted for factors such as relocations, downtime or storage.

Comparative figures have been adjusted to conform to these changes.

Performance measures
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, amortization of acquisition-related intangible assets, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025) and the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, amortization of acquisition-related intangible assets, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025) and the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of the MD&A for the year ended March 31, 2026 and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025) and the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Free cash flow
Free cash flow is a non-IFRS financial measure that assesses our ability to generate cash from our ongoing operations after considering ongoing investments required for property, plant and equipment and intangible assets. It demonstrates our ability to generate cash to repay debt obligations, make strategic investments and return cash to shareholders through either dividends or share repurchases. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting property, plant and equipment expenditures, intangible assets expenditures and other investing activities and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Cash conversion rate
Cash conversion rate is a non-IFRS ratio calculated by dividing free cash flow by adjusted net income. We use it to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure.

Liquidity and capital structure measures
Invested capital
Invested capital is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Adjusted return on invested capital (ROIC)
Adjusted ROIC is a non-IFRS ratio calculated over a rolling four-quarter period by taking adjusted net operating income after tax, divided by the average invested capital from continuing operations. Adjusted net operating income after tax is calculated by taking adjusted net income and further adjusting for finance expense – net, after tax, and amortization of acquisition-related intangible assets, after tax. We use adjusted ROIC to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Forward-looking financial measures
Transformation run-rate savings
Transformation run-rate savings is a supplementary financial measure we use to show the targeted total cost savings from the activities and initiatives associated with our transformation plan and their anticipated contribution to adjusted segment operating income. We use it to track and measure the success of our transformation plan.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended June 30	2026	2025	2026	2025	2026	2025
Operating income	$61.5	$99.4	$25.3	$34.4	$86.8	$133.8
Restructuring, integration and acquisition costs	29.1	—	19.2	—	48.3	—
Amortization of acquisition-related intangible assets	15.5	15.4	6.0	6.1	21.5	21.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	—	8.2	—	5.8	—	14.0
Adjusted segment operating income	$106.1	$123.0	$50.5	$46.3	$156.6	$169.3

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2026	2025
Net income attributable to equity holders of the Company	$31.0	$57.2
Restructuring, integration and acquisition costs, after tax	36.2	—
Amortization of acquisition-related intangible assets, after tax	16.3	16.3
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs, after tax	—	10.3
Adjusted net income	$83.5	$83.8

Average number of shares outstanding (diluted)	322.1	321.1

Adjusted EPS	$0.26	$0.26

Calculation of adjusted effective tax rate

		Three months ended
		June 30
(amounts in millions, except effective tax rates)		2026	2025
Earnings before income taxes		$41.3	$79.2
Restructuring, integration and acquisition costs		48.3	—
Amortization of acquisition-related intangible assets		21.5	21.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs		—	14.0
Adjusted earnings before income taxes		$111.1	$114.7

Income tax expense		$8.7	$19.0
Tax impact on restructuring, integration and acquisition costs		12.1	—
Tax impact on amortization of acquisition-related intangible assets		5.2	5.2
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on executive management transition costs		—	3.7
Adjusted income tax expense		$26.0	$27.9

Effective tax rate	%	21.1%	24.0
Adjusted effective tax rate	%	23.4%	24.3

Reconciliation of free cash flow

	Three months ended
	June 30
(amounts in millions)	2026	2025
Cash provided by operating activities*	$156.1	$189.2
Changes in non-cash working capital	19.0	(204.5)
Net cash provided by (used in) operating activities	$175.1	$(15.3)
Property, plant and equipment expenditures	(51.7)	(106.9)
Intangible assets expenditures	(8.8)	(22.4)
Proceeds from the disposal of property, plant and equipment	—	5.1
Net payments to equity accounted investees	(5.5)	(13.1)
Dividends received from equity accounted investees	7.1	20.1
Other investing activities	(12.2)	(2.2)
Free cash flow	$104.0	$(134.7)
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	June 30
(amounts in millions, except net debt-to-EBITDA ratios)	2026	2025
Operating income	$565.3	$754.4
Depreciation and amortization	466.9	430.6
EBITDA	$1,032.2	$1,185.0
Restructuring, integration and acquisition costs	132.7	30.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	—	22.3
Gain on fair value remeasurement of SIMCOM	—	(72.6)
Shareholder matters	—	10.6
Adjusted EBITDA	$1,164.9	$1,176.2

Net debt	$2,646.2	$3,236.1

Net debt-to-EBITDA	2.56	2.73
Net debt-to-adjusted EBITDA	2.27	2.75

Reconciliation of invested capital

	As at June 30	As at March 31
(amounts in millions)	2026	2026
Use of capital:
Current assets	$2,209.8	$2,265.2
Less: cash and cash equivalents	(568.7)	(552.4)
Current liabilities	(2,653.9)	(2,361.3)
Less: current portion of long-term debt	592.6	252.0
Non-cash working capital	$(420.2)	$(396.5)
Property, plant and equipment	3,013.1	2,993.0
Intangible assets	3,704.9	3,692.2
Other long-term assets	2,250.2	2,197.4
Other long-term liabilities	(418.5)	(416.2)
Invested capital	$8,129.5	$8,069.9

Calculation of adjusted ROIC

	Last twelve months ended
	June 30
(amounts in millions)		2026	2025
Adjusted net income		$453.8	$448.0
Finance expense – net, after tax		160.4	167.1

Adjusted net operating income, after tax		$614.2	$615.1

Average invested capital		$8,161.1	$7,911.8

Adjusted ROIC	%	7.5%	7.8

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 9 of CAE’s MD&A for the quarter ended June 30, 2026 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Consolidated Income Statement

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2026	2025
Revenue	$1,173.4	$1,098.6
Cost of sales	830.5	790.3
Gross profit	$342.9	$308.3
Research and development expenses	40.3	36.7
Selling, general and administrative expenses	182.9	159.4
Other (gains) and loss	1.6	—
Share of after-tax profit of equity accounted investees	(17.0)	(21.6)
Restructuring, integration and acquisition costs	48.3	—
Operating income	$86.8	$133.8
Finance expense – net	45.5	54.6
Earnings before income taxes	$41.3	$79.2
Income tax expense	8.7	19.0
Net income	$32.6	$60.2
Attributable to:
Equity holders of the Company	$31.0	$57.2
Non-controlling interests	1.6	3.0
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.10	$0.18

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2026	2025
Net income	$32.6	$60.2
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$109.1	$(218.8)
Net (loss) gain on hedges of net investment in foreign operations	(32.5)	112.9
Reclassification to income of gains on foreign currency exchange differences	—	(1.7)
Net (loss) gain on cash flow hedges	(9.9)	18.8
Reclassification to income of losses (gains) on cash flow hedges	4.9	(1.3)
Income taxes	(0.5)	(4.7)
	$71.1	$(94.8)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$25.9	$26.7
Income taxes	(6.9)	(7.1)
	$19.0	$19.6
Other comprehensive income (loss)	$90.1	$(75.2)
Total comprehensive income (loss)	$122.7	$(15.0)
Attributable to:
Equity holders of the Company	$120.4	$(16.0)
Non-controlling interests	2.3	1.0

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2026	2026
Assets
Cash and cash equivalents	$568.7	$552.4
Accounts receivable	533.6	624.3
Contract assets	458.1	485.3
Inventories	481.5	454.8
Prepayments	98.1	77.2
Income taxes recoverable	64.4	61.5
Derivative financial assets	5.4	9.7
Total current assets	$2,209.8	$2,265.2
Property, plant and equipment	3,013.1	2,993.0
Right-of-use assets	732.4	743.4
Intangible assets	3,704.9	3,692.2
Investment in equity accounted investees	591.4	572.7
Employee benefits assets	69.8	44.5
Deferred tax assets	149.6	147.6
Derivative financial assets	0.4	0.6
Other non-current assets	706.6	688.6
Total assets	$11,178.0	$11,147.8

Liabilities and equity
Accounts payable and accrued liabilities	$854.6	$935.1
Provisions	59.7	42.8
Income taxes payable	20.5	20.0
Contract liabilities	1,092.8	1,086.9
Current portion of long-term debt	592.6	252.0
Derivative financial liabilities	33.7	24.5
Total current liabilities	$2,653.9	$2,361.3
Provisions	11.5	11.2
Long-term debt	2,622.3	2,982.2
Employee benefits obligations	109.9	106.1
Deferred tax liabilities	39.3	38.3
Derivative financial liabilities	23.8	14.6
Other non-current liabilities	234.0	246.0
Total liabilities	$5,694.7	$5,759.7
Equity
Share capital	$2,400.4	2,382.2
Contributed surplus	94.0	96.8
Accumulated other comprehensive income	417.6	347.2
Retained earnings	2,497.8	2,478.6
Equity attributable to equity holders of the Company	$5,409.8	$5,304.8
Non-controlling interests	73.5	83.3
Total equity	$5,483.3	$5,388.1
Total liabilities and equity	$11,178.0	$11,147.8

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2026	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2026	321,734,387	$2,382.2	$96.8	$347.2	$2,478.6	$5,304.8	$83.3	$5,388.1
Net income	—	$—	$—	$—	$31.0	$31.0	$1.6	$32.6
Other comprehensive income	—	—	—	70.4	19.0	89.4	0.7	90.1
Total comprehensive income	—	$—	$—	$70.4	$50.0	$120.4	$2.3	$122.7
Exercise of stock options	313,283	12.7	(2.4)	—	—	10.3	—	10.3
Settlement of equity-settled awards	455,500	13.7	(13.7)	—	—	—	—	—
Repurchase and cancellation of common shares	(1,107,279)	(8.2)	—	—	(30.8)	(39.0)	—	(39.0)
Equity-settled share-based payments expense, after tax	—	—	13.3	—	—	13.3	—	13.3
Transactions with non-controlling interests	—	—	—	—	—	—	(12.1)	(12.1)
Balances as at June 30, 2026	321,395,891	$2,400.4	$94.0	$417.6	$2,497.8	$5,409.8	$73.5	$5,483.3

	Attributable to equity holders of the Company
Three months ended June 30, 2025	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2025	320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0
Net income	—	$—	$—	$—	$57.2	$57.2	$3.0	$60.2
Other comprehensive (loss) income	—	—	—	(92.8)	19.6	(73.2)	(2.0)	(75.2)
Total comprehensive (loss) income	—	$—	$—	$(92.8)	$76.8	$(16.0)	$1.0	$(15.0)
Exercise of stock options	348,020	12.2	(2.2)	—	—	10.0	—	10.0
Settlement of equity-settled awards	817	—	—	—	—	—	—	—
Equity-settled share-based payments expense, after tax	—	—	22.3	—	—	22.3	—	22.3
Transactions with non-controlling interests	—	—	—	—	—	—	(2.2)	(2.2)
Balances as at June 30, 2025	320,613,945	$2,339.3	$89.9	$289.0	$2,189.6	$4,907.8	$83.3	$4,991.1

Consolidated Statement of Cash Flows

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2026	2025
Operating activities
Net income	$32.6	$60.2
Adjustments for:
Depreciation and amortization	120.5	113.7
Impairment of non-financial assets – net	12.3	1.5
Share of after-tax profit of equity accounted investees	(17.0)	(21.6)
Deferred income taxes	(7.5)	6.3
Investment tax credits	(7.7)	(4.6)
Equity-settled share-based payments expense	12.0	19.5
Defined benefit pension plans	4.3	5.0
Derivative financial assets and liabilities – net	4.6	2.9
Other	2.0	6.3
Changes in non-cash working capital	19.0	(204.5)
Net cash provided by (used in) operating activities	$175.1	$(15.3)
Investing activities
Property, plant and equipment expenditures	(51.7)	(106.9)
Proceeds from disposal of property, plant and equipment	—	5.1
Intangible assets expenditures	(8.8)	(22.4)
Net payments to equity accounted investees	(5.5)	(13.1)
Dividends received from equity accounted investees	7.1	20.1
Other	(12.2)	(3.4)
Net cash used in investing activities	$(71.1)	$(120.6)
Financing activities
Net proceeds from borrowing under revolving credit facilities	$—	$157.8
Proceeds from long-term debt	—	75.3
Repayment of long-term debt	(41.0)	(207.6)
Repayment of lease liabilities	(20.4)	(15.8)
Net proceeds from the issuance of common shares	10.3	10.0
Repurchase and cancellation of common shares	(39.0)	—
Other	(0.6)	(1.3)
Net cash (used in) provided by financing activities	$(90.7)	$18.4
Effect of foreign currency exchange differences on cash and cash equivalents	$3.0	$(5.0)
Net increase (decrease) in cash and cash equivalents	$16.3	$(122.5)
Cash and cash equivalents, beginning of period	552.4	293.7
Cash and cash equivalents, end of period	$568.7	$171.2

ABOUT CAE

At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

Read our FY26 Global Annual Activity and Sustainability Report (https://www.cae.com/sustainability)

Contacts

General Media:
Samantha Golinski, Senior Vice President, Communications, +1-438-805-5856, samantha.golinski@cae.com

Investor Relations:
Andrew Arnovitz, Chief Strategy Officer, +1-514-734-5760, andrew.arnovitz@cae.com